UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1 are the Notice of Annual Meeting of Shareholders and Proxy Statement of Euroseas Ltd. for the Annual Meeting of Shareholders to be held on June 22, 2018.  Attached as Exhibit 2 are the Proxy Cards for the Annual Meeting of Shareholders.

Exhibit 1
May 30, 2018
TO THE SHAREHOLDERS OF EUROSEAS LTD.
Enclosed is a Notice of the Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, Ground Floor, New York, New York 10004 on June 22, 2018 at 10:30 AM.
At this Annual Meeting of Shareholders (the "Meeting"), shareholders of the Company will consider and vote upon proposals:
1.	To elect one Class B Director to serve for a term of three years until the Company's 2021 Annual Meeting of Shareholders ("Proposal One");
2.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-ten, inclusive, to be determined by the Company's Board of Directors in its discretion, and to authorize the Company's Board of Directors to implement the reverse stock split at any time prior to the Company's 2019 Annual Meeting of Shareholders by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Two");

3.	To approve the appointment of Deloitte Certified Public Accountants, S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018 ("Proposal Three"); and
4.	To transact other such business as may properly come before the meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposals Two and Three requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Aristides J. Pittas Chief Executive Officer

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4 Messogiou & Evropis Street, 151 24 Maroussi, Greece
Tel: +30-211-1804005, Fax: +30-211-1804097
e-mail:  aha@euroseas.gr
website:  http:///www.euroseas.gr

EUROSEAS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 22, 2018
NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") will be held on June 22, 2018, at 10:30 AM, at the offices of Seward & Kissel LLP, One Battery Park Plaza, Ground Floor, New York, New York 10004, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
5.	1. To elect one Class A Director to serve for a term of three years until the Company's 2021 Annual Meeting of Shareholders ("Proposal One");
6.
2.          To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-ten, inclusive, to be determined by the Company's Board of Directors in its discretion, and to authorize the Company's Board of Directors to implement the reverse stock split at any time prior to the Company's 2019 Annual Meeting of Shareholders by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Two");

7.	3. To approve the appointment of Deloitte Certified Public Accountants, S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018 ("Proposal Three"); and
8.	4. To transact other such business as may properly come before the meeting or any adjournment thereof.
The Company's Board of Directors has fixed the close of business on May 18, 2018 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting of Shareholders or any adjournment thereof.
IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING , PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
If you attend the annual meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Stephania Karmiri Secretary

May 30, 2018
 Maroussi, Greece

EUROSEAS LTD.
4 MESSOGIOU & EVROPIS STREET
 151 24 MAROUSSI, GREECE
______________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 22, 2018
________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Euroseas Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, Ground Floor, New York, New York 10004, on June 22, 2018, at 10:30 AM, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 30, 2018.
VOTING RIGHTS AND OUTSTANDING SHARES
On May 18, 2018 (the "Record Date"), the Company had outstanding 11,274,126 shares of common stock, par value $0.03 per share (the "Common Shares"), and 38,084 Series B Convertible Perpetual Preferred Shares, par value $0.01 per share (the "Series B Preferred Shares").  Each holder of Common Shares of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  In addition, the holders of Series B Preferred Shares will vote as one class with the Company's Common Shares.  Each Series B Preferred Share entitles its holder to cast 46 votes, which is equal to 50% of the number of Common Shares into which such Series B Preferred Share would be convertible on the Record Date.  One or more shareholders representing at least a majority of the total votes eligible to be cast at the Meeting that are present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the Nasdaq Capital Market under the symbol "ESEA."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable.  A proxy may be revoked by filing with the Secretary of the Company at the Company's executive office, Euroseas Ltd., 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has a total of seven directors, six of which are divided into three classes and one of which was appointed pursuant to the provisions of the Statement of Designation of the Company's Series B Preferred Shares (the "Series B Director").  As provided in the Company's Bylaws, each director, except the Series B Director, is elected to serve for a three-year term and until such director's successor is elected and has qualified.  The term of our three current Class A Directors expires in 2020, the term of our current Class B Director expires in 2018, and the term of our two current Class C Directors expires in 2019.  The Board has nominated Mr. Panagiotis Kyriakopoulos for re-election as a Class B Director whose term would expire at the Company's 2021 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby "FOR" the election of the following nominee.  It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.
Nominee for Election to the Company's Board of Directors
Information concerning the nominee for Director of the Company is set forth below:
Name	Age	Position
Panagiotis Kyriakopoulos	58	Class B Director

Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV), BoD member of AGET Heracles and BoD member of Digea S.A.  He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF AMENDMENT TO THE COMPANY'S
AMENDED AND RESTATED ARTICLES OF INCORPORATION
TO EFFECT A REVERSE STOCK SPLIT
General

Our Board of Directors approved on May 5, 2018 and is hereby soliciting shareholder approval of an amendment to Article (D) of the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock, par value $0.03 per share (the "Common Stock") by a ratio of between one-for-two and one-for-ten, inclusive, to be determined by the Company's Board of Directors in its discretion (the "Amendment"). A vote FOR Proposal Two will constitute approval of the Amendment and will grant the Board of Directors the authority to determine whether to implement the reverse stock split and, if so, to select an exchange ratio within that range at which the reverse stock split will be implemented.  If the shareholders approve this Proposal Two, the Board of Directors will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved exchange ratios and effect a reverse stock split by filing the required documents to effectuate the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands (the "Registrar of Corporations") at any time after the approval of the Amendment.  If Proposal Two is approved by our shareholders but our Board of Directors has not passed a resolution authorizing a reverse stock split as described in Proposal Two prior to the Company's 2019 Annual Meeting of Shareholders, the shareholder approval of a reverse stock split will lapse, and new shareholder approval would be required prior to implementing any reverse stock split thereafter. If implemented, the reverse stock split will become effective as of the first business day after the date the Amendment is filed with the Registrar of Corporations. The Amendment will not change the number of authorized shares or par value of our Common Stock. After the reverse stock split, if implemented, the number of authorized shares of our Common Stock will remain at 200,000,000 shares.

Our Board of Directors reserves its right to elect not to proceed, or abandon, as applicable, the reverse stock split if it determines, in its sole discretion, that implementing the reverse stock split authorized by this Proposal Two is not in the best interests of the Company and its shareholders.

Purpose and Background of the Reverse Stock Split

The reverse stock split is intended to increase the per share trading price of our Common Stock. The Board of Directors intends to effect the proposed reverse stock split only if it believes that a decrease in the number of shares of our Common Stock outstanding is likely to improve the trading price of the Common Stock, and only if the implementation of a reverse stock split is determined by our Board of Directors to be in the best interests of the Company and its shareholders. Our shareholders approved a similar proposal at our Annual Meeting of Shareholders in 2017. Since our Board of Directors did not decide to effect the approved reverse split prior to this year's Annual Meeting of Shareholders, the proposal approved last year will lapse under its own terms on the day of this year's Annual Meeting of

Shareholders.  Our Board of Directors has determined that it is in the best interests of the Company to seek approval of a similar proposal again this year.

The Company believes that by effecting the reverse stock split, if and when necessary, the Company may be better able to maintain compliance with the Nasdaq Capital Market's minimum bid price requirement.  The Nasdaq Capital Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that our Common Stock has a minimum closing bid price that is greater than or equal to $1.00 per share.  Although we currently satisfy this requirement, the price of our Common Stock has declined in recent years as a result of a number of factors, led by a weak environment for charter rates.  In addition, the trading price of our Common Stock may decrease following the spin-off of our drybulk vessels on May 30, 2018.

In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks.  A higher stock price after a reverse stock split could alleviate these concerns.  By effecting a reverse stock split, we believe we may be able to raise the price of our Common Stock to a level where the Common Stock could be viewed more favorably by potential investors.

The combination of maintaining our listing on the Nasdaq Capital Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity and price of our Common Stock.  In addition, because the number of authorized shares of our Common Stock, which is currently 200,000,000, under our Amended and Restated Articles of Incorporation, would not decrease in accordance with the selected exchange ratio of the reverse stock split, if implemented, the reverse stock split would decrease the number of issued and outstanding shares of Common Stock and thus provide us with additional shares of Common Stock, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Stock and raising additional capital.

Potential Effects of the Proposed Reverse Stock Split

The immediate anticipated effect of the reverse stock split would be to reduce the number of shares of our Common Stock outstanding and to increase the trading price of our Common Stock.  However, we cannot predict the effect of any reverse stock split upon the market price of our Common Stock over an extended period, and in many cases, the market value of a company's common stock declines following a reverse split. We cannot assure you that the trading price of our Common Stock after the reverse stock split will rise in inverse proportion to the reduction in the number of shares of our Common Stock outstanding as a result of the reverse stock split. Also, we cannot assure you that a reverse stock split would lead to a sustained increase in the trading price of our Common Stock. The trading price of our Common Stock may change due to a variety of other factors, including our operating results and other factors related to our business and general market conditions.

In the event a reverse stock split is effected, it will be effected simultaneously for all outstanding shares of our Common Stock. The reverse stock split will affect all of our shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company, except to the extent that fractional shares will be rounded up to the next whole share, as described below in more detail. Shares of our Common Stock issued pursuant to the reverse stock split will remain fully paid and nonassessable.

The reverse stock split will not affect our continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended.

The reverse stock split, if implemented, would not change the number of authorized shares of our Common Stock, which is currently 200,000,000, under our Amended and Restated Articles of Incorporation.  Therefore, because the number of issued and outstanding shares of our Common Stock would decrease, the number of shares remaining available for issuance would increase.  We believe that the availability of the additional shares will provide us with the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond to a changing corporate environment. We currently have no plans or arrangements at this time to issue any of the additional available authorized shares of Common Stock that would result from the reverse stock split. If this proposal is approved, the additional authorized but unissued shares of Common Stock may generally be issued from time to time for such proper corporate purposes as may be determined by our Board of Directors, without further action or authorization by our shareholders, except for some limited circumstances where shareholder approval is required by law or the listing standards of any stock exchange on which our Common Stock may be listed at such time.

Holders of our Common Stock are not entitled to preemptive rights with respect to the issuance of additional Common Stock or securities convertible into or exercisable for Common Stock. Accordingly, the issuance of additional Common Stock or such other securities might dilute the ownership and voting rights of shareholders. Specifically, any such additional issuance may have the effect of significantly reducing the interest of the existing shareholders of the Company with respect to earnings per share, voting power, liquidation value and book and market value per share.

The reverse stock split could, if implemented and under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board of Directors. As discussed above, the authorized shares are not being reduced by the reverse stock split, therefore additional shares could be issued, within the limits imposed by applicable law, in one or more transactions that could make a change in control or takeover of the Company more difficult than if the authorized shares were also reduced by the reverse stock split. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company or its shareholders. The reverse stock split therefore may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts the reverse stock split may limit the opportunity for the Company's shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The reverse stock split may have the effect of permitting the Company's current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company's business. However, the reverse stock split has been proposed with the intent to increase the per share trading price of the Company's Common Stock, and not to construct or enable any anti-takeover defense or mechanism on behalf of the Company. The Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors has not approved the reverse split with the intent that it be utilized as a type of anti-takeover device.
Effective Date
The reverse stock split, if approved at the Meeting and implemented by our Board of Directors, would become effective as of the first business day after the date the Amendment is filed with the Registrar of Corporations (the "Effective Date").  Except as explained below with respect to fractional shares, on the Effective Date, shares of Common Stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new shares of Common Stock in accordance with the exchange ratio selected by the Board of Directors from the approved exchange ratio range.
Effects on Ownership by Individual Shareholders
If we implement the proposed reverse stock split, the number of shares of our Common Stock held by each shareholder would be reduced by multiplying the number of shares held immediately before the reverse split by the exchange ratio selected by the Board of Directors from the approved range. The reverse stock split will affect all of our shareholders uniformly and will not affect any shareholder's ownership percentage interests in the Company, except to the extent that the reverse stock split results in any of our shareholders owning a fractional share, in which case such fractional shares will be rounded up to the next whole share, as described below in more detail.

Board Discretion to Select Exchange Ratio and Effect Reverse Stock Split
The Board of Directors believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board of Directors with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve this Proposal Two, the reverse stock split will be effected, if at all, only upon a determination by the Board of Directors that the reverse stock split is in the Company's and the shareholders' best interests at that time.  In connection with any determination to effect the reverse stock split, the Board of Directors will select a specific exchange ratio within the approved range and set the time for the split.  These determinations will be made by the Board of Directors with the intention to create the greatest marketability of our Common Stock based upon prevailing market conditions at that time. The Board of Directors may effect only one reverse stock split in connection with this Proposal Two, and only prior to the Company's 2019 Annual Meeting of Shareholders.
The Board of Directors reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this Proposal Two is not in the best interests of the Company and its shareholders.

Accounting Consequences

The par value per share of our Common Stock will remain unchanged at $0.03 per share after the reverse stock split, if implemented. As a result, on the Effective Date, the stated capital on our balance sheet attributable to common stock will be reduced proportionately based on the exchange ratio selected by the Board of Directors from the approved range, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The shares of our Common Stock held in treasury will also be reduced proportionately based on the exchange ratio.  After the reverse stock split, net income or loss per share, and other per share amounts will be increased because there will be fewer shares of our Common Stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split would be recast to give retroactive effect to the reverse stock split.  In addition, the per share exercise price of outstanding option awards would increase proportionately, and the number of shares of our Common Stock issuable upon the exercise of outstanding options and upon the vesting of unvested stock unit awards would decrease proportionately, in each case based on the exchange ratio selected by the Board of Directors.  The Company does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws.

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a reorganization within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder's proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,
•	A U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes;
•
The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split should be equal to the aggregate tax basis of such holder's common stock surrendered in the exchange; and

•	The U.S. Holder's holding period for the common stock received pursuant to the reverse stock split should include such holder's holding period for the common stock surrendered in the exchange.

However, the U.S. federal income tax treatment of the fractional shares being rounded up to the next whole share is uncertain and the IRS may take the position that the rounding up results in a distribution to a U.S. Holder whose proportionate interest in our earnings and profits or assets is increased thereby.  If the IRS were to successfully assert this position, the fair market value of an additional fraction of a share received by such U.S. Holder would constitute a dividend to the extent of our earnings and profits.  Any such dividend would likely be immaterial in amount, U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax and other tax consequences of fractional shares being rounded to the next whole share.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

No Appraisal Rights

Under the Marshall Islands Business Corporations Act, our shareholders are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide shareholders with any such right.
Fractional Shares

Shareholders will not receive fractional post-reverse stock split shares in connection with the reverse stock split.  Instead, each fractional share will be rounded up to the next whole share.
If a shareholder does not hold sufficient shares of the Company's Common Stock to receive at least one share in the reverse stock split and wants to continue to hold the Company's Common Stock after the reverse stock split, a shareholder may do so by taking either of the following actions far enough in advance so that it is completed by the Effective Date:
1)
1)          purchase a sufficient number of shares of the Company's Common Stock so that the shareholder holds at least an amount of shares of the Company's Common Stock in their account prior to the reverse stock split that would entitle the shareholder to receive at least one share of the Company's Common Stock on a post-reverse stock split basis; or

2)
2)          if applicable, consolidate the shareholder's accounts so that the shareholder holds at least an amount of shares of the Company's Common Stock in one account prior to the reverse stock split that would entitle the shareholder to receive at least one share of Common Stock on a post-reverse stock split basis.  Shares held in registered form (that is, by the shareholder in the shareholder's name in the Company's stock records maintained by the Company's transfer agent) and shares held in "street name" (that is, shares held by a shareholder through a bank, broker or other nominee), for the same investor will be considered held in separate accounts and will not be aggregated when effecting the reverse stock split.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

As soon as practicable after the Effective Date, the Company's shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, American Stock Transfer & Trust Company, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its shareholders. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name."  However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Impact of Potential Reverse Stock Split Upon Other Data Contained in this Proxy Statement

Unless indicated to the contrary, the data contained in this proxy statement does not reflect the impact of any reverse stock split that may be effected pursuant to the terms of this Proposal Two.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL TWO, THE APPROVAL OF AN AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the appointment of Deloitte Certified Public Accountants, S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018.
Deloitte Certified Public Accountants, S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS, S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.
SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.  They will, however, be counted in determining whether a quorum exists for the Meeting.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS

Stephania Karmiri Secretary

May 30, 2018
 Maroussi, Greece

Exhibit 2

ANNUAL MEETING OF SHAREHOLDERS OF

EUROSEAS LTD.

COMMON STOCK

June 22, 2018

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card, and 20-F Annual Report are available at http://www.astproxyportal.com/ast/20232/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

10030003000000001000 6 062218

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF THE PROPOSALS SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Director:

NOMINEE:

☐ FOR THE NOMINEE — Panagiotis Kyriakopoulos Class B Director

☐ WITHHOLD AUTHORITY FOR THE NOMINEE

	FOR	AGAINST	ABSTAIN
2. REVERSE STOCK SPLIT Approval of an amendment to Euroseas Ltd.'s Amended and Restated Articles of Incorporation to effect a reverse stock split of Euroseas Ltd.'s issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-ten, inclusive, to be determined by Euroseas Ltd.'s Board of Directors in its discretion, and to authorize Euroseas Ltd.'s Board of Directors to implement the reverse stock split at any time prior to the Euroseas Ltd.'s 2019 Annual Meeting of Shareholders;	☐	☐	☐
3. APPROVAL OF APPOINTMENT OF AUDITORS Approval of the appointment of Deloitte Certified Public Accountants, S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018.	☐	☐	☐

ELECTRONIC ACCESS TO FUTURE DOCUMENTS
If you would like to receive future shareholder communications over the Internet exclusively, and no longer receive any material by mail please visit http://www.astfinancial.com. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select **Receive Company Mailings via E-Mail** and provide your e-mail address.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

EUROSEAS LTD.

COMMON STOCK
THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF EUROSEAS LTD.

The undersigned hereby appoints Aristides J. Pittas, Dr. Anastasios Aslidis, Stephania Karmiri, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of Euroseas Ltd. common stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Euroseas Ltd. to be held on June 22, 2018 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be signed on the reverse side.)

1.1 14475

ANNUAL MEETING OF SHAREHOLDERS OF

EUROSEAS LTD.

SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES

June 22, 2018

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card, and 20-F Annual Report are available at http://www.astproxyportal.com/ast/20232/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

10030003000000001000 6 062218

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF THE PROPOSALS SET FORTH BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Director:

NOMINEE:

☐ FOR THE NOMINEE — Panagiotis Kyriakopoulos Class B Director

☐ WITHHOLD AUTHORITY FOR THE NOMINEE

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. REVERSE STOCK SPLIT Approval of an amendment to Euroseas Ltd.'s Amended and Restated Articles of Incorporation to effect a reverse stock split of Euroseas Ltd.'s issued and outstanding shares of common stock by a ratio of between one-for-two and one-for-ten, inclusive, to be determined by Euroseas Ltd.'s Board of Directors in its discretion, and to authorize Euroseas Ltd.'s Board of Directors to implement the reverse stock split at any time prior to the Euroseas Ltd.'s 2019 Annual Meeting of Shareholders;	☐	☐	☐
3. APPROVAL OF APPOINTMENT OF AUDITORS Approval of the appointment of Deloitte Certified Public Accountants, S.A. as the Company's independent auditors for the fiscal year ending December 31, 2018.	☐	☐	☐

ELECTRONIC ACCESS TO FUTURE DOCUMENTS

If you would like to receive future shareholder communications over the Internet exclusively, and no longer receive any material by mail please visit http://www.astfinancial.com. Click on Shareholder Account Access to enroll. Please enter your account number and tax identification number to log in, then select **Receive Company Mailings via E-Mail** and provide your e-mail address.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

EUROSEAS LTD.

SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES
THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF EUROSEAS LTD.

The undersigned hereby appoints Aristides J. Pittas, Dr. Anastasios Aslidis, Stephania Karmiri, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of Euroseas Ltd. to be held on June 22, 2018 or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR NOMINATED BY THE BOARD OF DIRECTORS, AND "FOR" APPROVAL OF EACH OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be signed on the reverse side.)

1.1 14475

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    EUROSEAS LTD.
                     (registrant)
Dated: May 30, 2018	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President